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                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Section 13a-6 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of: April 2005

                                    000-29150
                            (Commission File Number)

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                     Randgold & Exploration Company Limited
                 (Translation of registrant's name into English)

                 28 Harrison Street, Johannesburg, South Africa
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                     Form 20-F |X| Form 40-F |_|
        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

        Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                            Yes |_| No |X|
        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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        On April 29, 2005, Randgold & Exploration Company Limited ("Randgold &
Exploration") issued a press release announcing its preliminary results for the year ended December 31, 2004. A copy of the press release is attached hereto as
Exhibit 99.1 and is incorporated herein by reference.

        On April 26, 2005, Randgold & Exploration issued a Trading Statement advising that it expects a decrease of between 35% and 55% in earnings per share and a further decrease of 480% and 495% in headline earnings per share for the 12 month period ended December 31, 2004 compared to that of the last comparative period. A copy of the Trading Statement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.


Special Note Regarding Forward-Looking Statements

Certain statements contained in the exhibits incorporated by reference herein, as well as oral statements that may be made by Randgold & Exploration or by officers, directors or employees acting on its behalf related to such information, contain "forward-looking statements" regarding Randgold & Exploration's operations, economic performance and financial condition within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements." This includes those concerning the economic outlook for the mining industry, expectations regarding commodity prices, the completion and commencement of commercial operations of certain of Randgold & Exploration's exploration and production investments, its liquidity, and capital resources and expenditure. No assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, this could be as a result in changes in economic and market conditions, the success of business and operating initiatives, including development of mining operations, changes in regulatory environment and other government actions, fluctuations in commodity prices and exchange rates, business and operational risk management and the risks identified in Item 3 of Randgold & Exploration's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (the "SEC") and its other filings and submissions with the SEC. All forward-looking statements attributable to Randgold & Exploration, or persons acting on its behalf, are qualified in their entirety by these cautionary statements.



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                Exhibit  Description
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99.1            Press Release, dated April 29, 2005, issued by Randgold &
                Exploration Company Limited ("Randgold & Exploration") announcing its preliminary results for the year ended December 31, 2004.
99.2 Trading Statement, dated April 26, 2005, issued by Randgold & Exploration, advising that it expects a decrease of between 35% and 55% in earnings per share and a further decrease of 480% and 495% in headline earnings per share for the 12 month period ended December 31, 2004 compared to that of the last comparative period.






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                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          RANDGOLD & EXPLORATION COMPANY LIMITED



                                          By:  /s/ Trish Beale
                                               ---------------------------------
                                               Name:  Trish Beale
                                               Title: Group Company Secretary


Date:   May 3, 2005